

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2011

Via E-mail
James R. Sulat
Chief Executive Officer and
Chief Financial Officer
Maxygen, Inc.
515 Galveston Drive
Redwood City, CA 94063

> **Re: Maxygen, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed on March 8, 2011**
> **File No. 000-28401**
>
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 8, 2011**

Dear Mr. Sulat:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Form 10-K for the fiscal year ended December 31, 2010

Notes to Consolidated Financial Statements
9. Income Taxes, page 84

1. Please provide us revised disclosure to be included in future periodic reports to explain how the loss associated with the sale of 21% of Maxygen Holdings LLC to a third party was calculated. In addition, confirm that your reference to the US loss on the liquidation of Maxygen Holdings Ltd relates to the $18.5 million adjustment in your statutory rate reconciliation on page 84. Provide revised disclosure that discusses this liquidation and how the loss was calculated.

Form 10-Q for the quarterly period ended June 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
General and Administrative Expenses, page 19

2. Please tell us why you classified the costs for consultants who assisted you in the preparation of the proposal you submitted to BARDA related to the development of your MAXY-G34 product candidate as general and administrative expense rather than research and development expense. Please provide the authoritative accounting literature that supports your treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3854.

Sincerely,

Melissa N. Rocha
Accounting Branch Chief